Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 7
DATED MAY 30, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014 and Supplement No. 6 dated May 19, 2014. Unless otherwise defined in this Supplement No. 7, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Recent Acquisitions

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets,” which begins on page S-24 of Supplement No.2.

On May 23, 2014, we purchased the following property. For purposes of this table, dollar amounts are stated in millions, except for per square foot amounts:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years	Economic Occu- pancy (3)	Physical Occu- pancy

Lakeside Crossing Shopping Center Lynchburg, VA	5/23/14	66,906	$16.97	7.09%	$1.24	$20.25	8 years	91.5%	91.5%

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.
(3)	As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

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Lakeside Crossing Shopping Center. On May 23, 2014, we, through IREIT Lynchburg Lakeside, L.L.C. (the “Lakeside Subsidiary”), a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 66,906 square foot newly constructed grocery-anchored retail center known as Lakeside Crossing Shopping Center, located in Lynchburg, Virginia. We purchased this property from Lakeside Crossing Lynchburg, LLC, an unaffiliated third party, for approximately $19.82 million in cash, plus closing costs, of which approximately $16.97 million was funded at the initial closing. A vacant space totaling 3,600 square feet at the property is subject to an earnout closing equal to $1.13 million. Additional vacant spaces adjacent to the property totaling 4,200 square feet are subject to earnout closings aggregating $1.72 million. We estimate that closing costs will equal $100,000. We expect to pay our Business Manager an acquisition fee of approximately $255,000 for the initial closing and up to approximately $43,000 for the earnout closings, based on a maximum purchase price of approximately $19.82 million. The seller had previously entered into a purchase agreement with IREA which IREA assigned to the Lakeside Subsidiary at closing. We funded 50% of the purchase price paid at the initial closing with proceeds from our offering. We funded the remainder of the purchase price paid at the initial closing with a loan secured by the property. The terms of the loan are discussed in our Current Report as filed with the Securities and Exchange Commission on May 29, 2014.

Among the items that we considered in determining to acquire Lakeside Crossing Shopping Center included, but were not limited to, the following:

•	The property is newly constructed in 2013 and grocery-anchored.
•	The property is 98.5% leased and 91.5% occupied as of the date of this supplement.
•	We believe the property is well situated in Lynchburg, Virginia. Lynchburg is home to six colleges and three major hospitals. Within a five mile radius of the property the current population is over 89,000 and the average household income within the same radius is over $47,000.
•	Lakeside Crossing Shopping Center is located between Old Forest Road, Whitehall Road and Lakeside Drive, all major thoroughfares in the area.

As of May 23, 2014, Lakeside Crossing Shopping Center was 91.5% occupied and 98.5% leased to 15 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately 8 years. There are two tenants occupying greater than 10% of the total gross leasable area of the property.

Fresh Market, a grocery store, leases 20,900 square feet, or approximately 31.2% of the total gross leasable area of the property, and pays annual base rent of $292,600, or approximately 23.6% of total annual base rent of the property. Fresh Market’s lease expires on September 30, 2023, and there are six 5-year renewal options, which may be exercised at the option of Fresh Market as set forth in the lease. Fresh Market’s lease also provides that it may terminate the lease upon thirty days’ written notice in the event that: (i) the Virginia Department of Transportation designs and constructs an expansion of the Lynchburg Expressway that provides for southbound-only traffic along Old Forest Road and northbound-only traffic immediately to the east of the Lakeside Crossing Shopping center without providing for northbound and southbound access from Whitehall Road onto the Lynchburg Expressway; and (ii) Fresh Market can demonstrate their gross sales during a certain defined period of time decreased by at least 10%. Petco, a national pet store chain, leases 12,500 square feet, or approximately 18.7% of the total gross leasable area and pays $225,000, or approximately 18.2% of total annual base rent of the property. Petco’s lease expires on November 30, 2023, and there are three 5-year renewal options, which may be exercised at the option of Petco as set forth in the lease. The other tenants leasing at least 2,000 square feet are Mattress Warehouse, Panera, US Cellular, Massage Envy, and Zoe’s Kitchen.

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A vacant space totaling 3,600 square feet at the property is subject to an earnout closing equal to $1.13 million. Additional vacant spaces adjacent to the property totaling 4,200 square feet are subject to earnout closings aggregating $1.72 million. We are not obligated to pay these contingent portions of the purchase price unless space, which not leased at the time of acquisition, is later leased within the time limits and parameters as defined in the purchase agreement. The earnout payments would be based on a predetermined formula and applied to rental income we receive over an 18-month period starting from the closing date. If at the end of the time period, the earnout spaces are not leased, occupied and rent producing, we will have no further obligation to pay any additional purchase price consideration. The total consideration which may be earned by the seller is subject to final determination and the total amount is included in the purchase price disclosed above.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023, and the approximate rentable square feet represented by the applicable lease expirations, at the property.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2014	-	-	-	-
2015	-	-	-	-
2016	-	-	-	-
2017	-	-	-	-
2018	1	1,600	48,000	3.3%
2019	4	10,421	277,976	19.4%
2020	1	1,500	50,700	4.4%
2021	-	-	-	-
2022	-	-	-	-
2023	7	46,065	918,945	82.7%

 The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	71.7%	$19.50

* The first year of occupancy was 2013.

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We believe that the property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements. There are four competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2013, were approximately $84,300. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of 1.11%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Financing Transactions

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets,” which begins on page S-24 of Supplement No.2.

Lakeside Crossing Shopping Center. On May 22, 2014, the Lakeside Subsidiary entered into a loan with Capital One, National Association for approximately $9.91 million.  The loan is secured by first mortgage on the Lakeside Crossing Shopping Center. On May 23, 2014, at the initial closing, approximately $8.48 million was funded under the loan. The unfunded portion of the loan will be funded with the earnout closings as disclosed above, and subject to parameters set forth in the agreements governing the loan and the acquisition of Lakeside Crossing Shopping Center.

The loan bears interest at a floating rate that will not exceed the one month British Bankers Association LIBOR rate plus 1.95% per annum. The effective annual interest rate as of the date of this supplement is 2.10% per annum. As part of the financing transaction, the Lakeside Subsidiary entered into an interest rate forward swap contract to fix the floating LIBOR interest rate in order to manage the risk exposed to interest rate fluctuations. As a result, the effective annual interest rate in years two through five of the loan is 3.95% per annum. The loan matures on May 22, 2019. The loan requires the Lakeside Subsidiary to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. Subject to satisfying certain conditions, as set forth in the loan documents, the Lakeside Subsidiary may prepay all or a portion of the loan, and if all of the loan is paid, obtain the release of the property and the related obligations under the loan documents. Provided no principal payments are made during the term of the loan and that the entire principal amount is borrowed, approximately $9.91 million will be due and payable at the maturity date.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties. The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the Lakeside Subsidiary will be required to pay a default interest rate equal to the lessor of 5% per annum above the current rate or the maximum interest rate permitted by applicable law.

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The loan is non-recourse to us and the Lakeside Subsidiary, with certain exceptions for borrower bankruptcy. We have guaranteed the obligations or liabilities of the Lakeside Subsidiary to lender for any losses, costs or damages arising out of or in connection with any fraud or intentional material misrepresentation of the Lakeside Subsidiary, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 171 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of May 28, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	13,820,348.865	136,808,330	12,320,319	124,488,011

Shares sold pursuant to our distribution reinvestment plan:	164,622.823	1,563,916	–	1,563,916

Shares purchased pursuant to our share repurchase program:	–	–	–	–
Total:	14,004,971.688	138,572,246	12,320,319	126,251,927
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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